ArcelorMittal forecasts a robust European market for flat products in 2nd half 2007 and announces it will maintain current pricing for flat products for Q3 in Europe

Luxembourg / Rotterdam - June 22, 2007 – ArcelorMittal announces today that it will maintain its current pricing structure for flat products in Europe for the third quarter.

Christophe Cornier, CEO of ArcelorMittal’s Flat Carbon Europe division, said: “Despite robust economic growth in Western Europe, a continuously buoyant steel market in Eastern Europe and increasing tension on the iron ore and scrap markets, we do not intend to increase our prices in Q3 in order to maintain a sustainable market environment for our customers and a healthy inventory level.”

The company remains confident about the demand for carbon steel products in Europe for the second half of the year. “Our forecast for Auto, Construction, Mechanical Equipment, Power Generation, Oil and Gas and the Tube industry in Europe is very robust. We expect that this year will continue as strongly as it has started,” said Mr Cornier.

ArcelorMittal also announces that its output to the European market will be 3 to 4% lower in volume in Q3 than in Q2 as a result of mill outages related to necessary repair and inspection work. This will contribute to reduce the level of inventory of the market which is slightly inflated due to a recent surge of imports.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Arcelor Mittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission (“SEC”) made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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